UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

(Amendment No. 2)

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE SPENDSMART PAYMENTS COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

848324208

(CUSIP Number of Common Stock Underlying Warrants)

Kim Petry

Chief Financial Officer

2680 Berkshire Pkwy, Suite 130

Des Moines, IA 50325

Phone: (866) 497-6081

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:

Seth I. Rubin, Esq.

Ron Ben-Bassat, Esq.

Ruskin Moscou Faltischek, P.C.

1425 RXR Plaza, East Tower

Uniondale, New York 11556

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$11,193,357	$1,527

(1)

Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 2,529,572 shares of common stock (the “Offer to Amend and Exercise”), including: (i) outstanding warrants to purchase 634,916 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on December 13, 2012 and November 30, 2012; and (ii) outstanding warrants to purchase 1,016,518 shares of the Company’s common stock issued to investors participating in the Company’s financing completed on July 19, 2012, June 20, 2012 and May 24, 2012; (iii) outstanding warrants to purchase 446,188 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on October 21, 2011 and November 21, 2011; and (iv) outstanding warrants to purchase an aggregate of 431,950 shares of the Company’s common stock issued to investors participating in the Company’s private placement financings closed on November 16, 2010. The transaction value is calculated pursuant to Rule 0-11 using $4.425 per share of common stock, which represents the average of the high and low sales price of the common stock on June 3, 2013.

(2)	Calculated by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,527	Filing Party: The SpendSmart Payments Company
Form or Registration Number: 005-59515	Date Filed: June 10, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2013 (the “Original Schedule TO”) and as previously amended by Amendment No. 1 to the Original Schedule TO filed with the SEC on June 26, 2013 (“Amendment No. 1” and together with the Original Schedule TO, the “Schedule TO”) relating to an offer by The SpendSmart Payments Company (the “Company”) to amend warrants to purchase an aggregate of 2,529,572 shares of common stock, including: (i) outstanding warrants to purchase 634,916 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on December 13, 2012 and November 30, 2012; and (ii) outstanding warrants to purchase 1,016,518 shares of the Company’s common stock issued to investors participating in the Company’s financing completed on July 19, 2012, June 20, 2012 and May 24, 2012; (iii) outstanding warrants to purchase 446,188 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on October 21, 2011 and November 21, 2011; and (iv) outstanding warrants to purchase an aggregate of 431,950 shares of the Company’s common stock issued to investors participating in the Company’s private placement financings closed on November 16, 2010, upon the terms and subject to the conditions set forth in the Offer To Amend and Exercise Warrants to Purchase Common Stock, dated June 10, 2013 and as amended and supplemented by Amendment No. 1 (the “Offer to Amend and Exercise”).

Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO and the related Offering Materials, as the same may be further amended or supplemented hereafter and filed with the SEC. All terms used herein have the same meaning as in the Offer to Amend and Exercise.

Item 1. SUMMARY TERM SHEET

Item 4. TERMS OF TRANSACTION

This Amendment No. 2 amends and supplements Items 1 and 4 of this Schedule TO as follows:

Extension of the Offer to Amend and Exercise

We are extending the Expiration Date of the Offer to Amend and Exercise until 5:00 p.m. Eastern Time on July 15, 2013, unless further extended. The Offer had been previously scheduled to expire at 5:00 p.m. Eastern Time on July 8, 2013. Throughout the Schedule TO, the Offer to Amend and Exercise and the other Offering Materials and Acceptance and Exercise Documents, all references to the Expiration Date of the Offer to Amend and Exercise are hereby amended to extend the Expiration Date of the Offer to Amend and Exercise until 5:00 p.m. Eastern Time on July, 15, 2013.

On or about July 8, 2013, we intend to advise the holders of Original Warrants of the extension of the Offer to Amend and Exercise. Copies of the letter to be sent to holders of Original Warrants is attached hereto as Exhibit (a)(1)(M) and is hereby incorporated herein by reference.

Clarification of Withdrawal Rights

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may submit a Notice of Withdrawal to the Company at any time prior to the Expiration Date, which is now July 15, 2013. The Notice of Withdrawal must be properly completed and must be returned to the Company on or prior to the Expiration Date. In addition, you may change your mind and submit a Notice of Withdrawal to us after July 15, 2013, if your Original Warrants and other Acceptance and Exercise Documents have not been accepted by us prior to August 5, 2013.

Item 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)*	Letter to Holders of Original Warrants
	(1)(B)*	Offer to Amend and Exercise
	(1)(C)*	Form of Election to Participate and Exercise Warrant
	(1)(D)*	Form of Notice of Withdrawal
	(1)(E)*	Form of Amended $7.50 December Warrant
	(1)(F)*	Form of Amended $9.00 December Warrant
	(1)(G)*	Form of Amended $7.50 Investor Warrant
	(1)(H)*	Form of Amended $9.00 Investor Warrant
	(1)(I)*	Form of Amended $7.50 2011 Warrant
	(1)(J)*	Form of Amended $9.00 2011 Warrant
	(1)(K)*	Form of Amended $6.00 2010 Warrant
	(1)(L)*	Form of Amended $9.00 2010 Warrant
	(1)(M)	Letter to Holders of Original Warrants dated July 8, 2013 (filed herewith)

	(5)(A)*	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 (as filed with the SEC on May 17, 2013 and incorporated herein by reference)
	(5)(B)*	Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012 (as filed with the SEC on February 13, 2013 and incorporated herein by reference)
	5(C)*	Annual Report on Form 10-K for the fiscal year ended September 30, 2012 (as filed with the SEC on December 26, 2012 and incorporated herein by reference)
	(5)(D)*	Form of December Warrant of The SpendSmart Payments Company (incorporated by reference to Exhibit 10.73 to the Company’ Current Report on Form 8-K, as filed with the SEC on December 14, 2012)
	(5)(E)*	Form of Investor Warrant of The SpendSmart Payments Company (incorporated by reference to Exhibit 10.66 to the Company’ Current Report on Form 8-K, as filed with the SEC on July 20, 2012)

	(5)(F)*	Form of 2011 Warrant of The SpendSmart Payments Company (incorporated by reference to Exhibit 10.58 to the Company’ Current Report on Form 8-K, as filed with the SEC on November 25, 2011)
	(5)(G)	Form of 2010 Warrant of The SpendSmart Payments Company (incorporated by reference to Exhibit 10.34 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 22, 2010)

(b)		Not applicable.

(c)		Not applicable.

(d)	(1)*	Warrant Agent Agreement, dated June 5, 2013, by and between the Company and Maxim Group, LLC
(2)*

Form of Registration Rights Agreement relating to the December Warrants (incorporated by reference to Exhibit 10.75 to the Company’ Current Report on Form 8-K, as filed with the SEC on December 14, 2012)

(3)*

Form of Registration Rights Agreement relating to the Investor Warrants (incorporated by reference to Exhibit 10.67 to the Company’s Current Report on Form 8-K, as filed with the SEC on July 20, 2012).

	(4)*	Form of Registration Rights Agreement relating to the 2011 Warrants (incorporated by reference to Exhibit 10.60 to the Company’ Current Report on Form 8-K, as filed with the SEC on November 25, 2011)
	(5)*	Form of Registration Rights Agreement relating to the 2010 Warrants (incorporated by reference to Exhibit 10.36 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 22, 2010)

(e)		None.

(f)		None.

(g)		None.

(h)		Not applicable.

*Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE SPENDSMART PAYMENTS COMPANY

By:	/s/ Michael R. McCoy
Name:	Michael R. McCoy
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: July 8, 2013